Contact

www.linkedin.com/in/jpmoscarella (LinkedIn)
www.climatefinanceadvisors.com (Company)

Top Skills

Venture Capital
Renewable Energy
Climate change

Languages

Spanish (Native or Bilingual)
Italian (Native or Bilingual)
Portuguese (Native or Bilingual)
French (Professional Working)
English (Native or Bilingual)

John Paul Moscarella

Clean energy & climate finance, entrepreneur, consulting expert
Washington DC-Baltimore Area

Summary

John Paul Moscarella ("JP") is an international clean energy and climate finance executive, with over 30 years of experience. An entrepreneur, he has founded or co-founded four (4) companies, including Emerging Energy & Environment (EEE), a fund manager focused on Latin America, with circa US$65 MM in AUM, and Econergy International, a renewable developer with 260 MW (190 MW net) of projects in Latin America and USA in 2008 when it was sold to GDF Suez (now Engie). With proven leadership skills, he has been a leading executive and general manager of several clean energy companies, as well as a fund manager for two private equity/venture capital funds; and a board director for over a dozen companies and organizations; and, is a pioneer in the field of carbon credits and climate finance, since the Rio Earth Summit in 1992, as well as pioneering clean-technology investments in Latin America. Experience in natural gas, wind, hydropower, biomass energy development, as well as fuel cells project development, energy efficiency and solar start-ups. He has a successful track record of creating shareholder value in the field of sustainability, such as Econergy's IPO on the London AIM market in 2006, the NEOgas majority stake sale in 2008 and recent sale of Climate Finance Advisors (in Feb. 2022). Recent investments in clean energy & environmental start-ups (community solar, electric vehicle charging stations, software for climate analytics, composting, solar financing, and wastewater technology).

He has raised funds (debt and equity) directly for EEE, Econergy, and other start-up companies, and raised capital and advised clients in the formation of several private equity funds or other specialized environmental funds, especially clean energy and carbon funds, for approximately US$850 million in total capital mobilization overall.
In consulting, he has performed dozens of assignments for public sector agencies and for private sector companies in the international clean energy and climate finance arena.

Experience

WSP USA
Senior Vice President
February 2022 - Present (3 months)
Washington DC-Baltimore Area

Senior VP responsible for a business unit within the Climate, Resilience & Sustainability (CRS) practice group at WSP USA, Inc and managing growth plans. Climate finance expert working with domestic and international clients as well.

CleanTech Advisors LLC
President
June 2016 - Present (5 years 11 months)
Washington D.C. Metro Area

Private financial advisory services for renewable energy developers, clean energy and cleantech startups as well as strategic advisory work in climate finance, especially as it relates to climate risk and resilience. Domestic activity focused on clean energy & climate businesses in the U.S. and internationally in Africa & Latin America mainly.

Climate Finance Advisors, BLLC
Partner
July 2018 - February 2022 (3 years 8 months)
Washington D.C. Metro Area

Partner working as senior expert at boutique environmental finance advisory firm, responsible for overall management, business development and supporting the growth of the firm. Climate Finance Advisors' mission is to accelerate sustainable, climate-smart investments, and to integrate climate considerations into financial products, services and policies. CFA was sold to WSP USA Inc., in Feb. 2022.

CleanTech Fund
Senior Managing Director
October 2004 - October 2017 (13 years 1 month)
Rio de Janeiro, Brazil; Stamford, CT, and Monterrey, Mexico

Owner, General Partner (GP), and Senior Managing Director of this US$25.2 MM clean technology fund focused on Latin America. Target sectors include renewable energy (small hydropower especially, wind, solar and biomass), energy efficiency (broadly defined as energy savings), and transport efficiency

(clean fuels, biofuels, hybrid vehicles, efficient vehicle technologies). He originated the fund concept, with the lead limited partner (LP), and raised the additional funding with institutional investors, mainly Latin and European development banks, and was responsible for all Fund operations, including deal origination, financial and deal structuring, managing the closings and reporting. Portfolio companies included: a compressed natural gas (CNG) company operating in several Latin American markets, a small hydropower in Brazil, a starch and by-products project in Mexico, a plug-in hybrid vehicles startup company in Mexico, two small hydropower projects in Peru, and a landfill biogas recovery & certified emissions reductions (CERs) in Mexico.

Emerging Energy & Environment, LLC
Co-Founder & Senior Managing Director
January 2009 - March 2016 (7 years 3 months)
Rio de Janeiro Area, Brazil & Stamford, CT, USA

Co-founded alternative investment fund manager focused on clean energy in Latin America in 2009, responsibilities included Co-Chairman of Emerging Energy Latin America Fund II's (EELAF2) Investment Committee and overall management responsibility of the firm. Investments included leading energy efficiency (ESCO) company's efficient LED street lighting portfolio of contracted leasing contracts (over US$60 million in 5 large efficient lighting municipal programs) in Mexico yielding over 50% savings. Successful subdebt financing completely exited in 2016, with returns exceeding targets in USD.

Econergy International Corporation
Co-Founder & EVP
1994 - 2008 (14 years)
Boulder, CO, Washington, DC & Mexico

Co- founder of the company, which started as a consulting firm and project advisory company developing early stage energy projects, later became carbon developer and renewables IPP, and it was a pioneering company in the new carbon credits space, with operations in 10 countries at time of its sale.
• Raised up to US$4 million in early stage, VC funding from private high net worth investors.
• IPO in 2006 on the London AIM market, raised over US$100 million.
• Overall executive management team responsibilities for the company with up to 150 staff.
• Developed one of the largest carbon or Clean Development Mechanism (CDM) or carbon credit portfolios at the time of its IPO, nearly 30 projects.

• Sale in 2008 to GDF Suez (now Engie), one of the world's largest utilities. Econergy's balance sheet had grown to approximately US$400 MM in overall enterprise value, over 260 MW (gross) in operation or construction, with net 190 MW.

Education

Yale School of Management

MBA, International Finance · (1989 - 1991)

Cornell University

Bachelor of Science (BS), Environmental Engineering · (1982 - 1986)